UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

Command Security Corporation
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

20050L100
(CUSIP Number)
Robert S. Ellin c/o Trinad Management, LLC 620 N. Beverly Drive Beverly Hills, CA 90210 (310) 601-2500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20050L100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Trinad Capital Master Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Bene- ficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 20050L100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Trinad Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Bene- ficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 20050L100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Trinad Capital LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Bene- ficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 20050L100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Trinad Advisors II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Bene- ficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 20050L100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert S. Ellin
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Bene- ficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) IN, HC

This Statement on Schedule 13D constitutes Amendment No. 12 (“Amendment”) to the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on September 15, 2004, as amended. Except as otherwise supplemented by the information in this Amendment, the information contained in the Schedule 13D and its subsequent amendments, remains in effect

Item 1.	Security and Issuer

The class of equity securities to which this statement relates is the common stock, par value $0.0001 per share (“Common Stock”) of Command Security Corporation (“Issuer”). The principal executive offices of the Issuer are located at 512 Herndon Parkway, Suite A, Herndon, Virginia 20170.

Item 2.	Identity and Background

(a), (c) and (f):

This Schedule is being filed by:

(i) Trinad Capital Master Fund, Ltd., a Cayman Islands exempted company (“Trinad Master”), which is principally engaged in investing in micro-cap companies.

(ii) Trinad Capital LP, a Delaware limited partnership (“Trinad LP”), which is principally engaged in investing in Trinad Master.

(iii) Trinad Management, LLC, a Delaware limited liability company (“Trinad LLC”), which is principally engaged in the business of managing the investments of the Trinad Master and Trinad LP.

(iv) Trinad Advisors II, LLC, a Delaware limited liability company (“Trinad GP”), which principally serves as the general partner of Trinad LP.

(v) Robert S. Ellin, an individual and United States citizen, who serves as the managing member of Trinad LLC and Trinad GP and the portfolio manager for Trinad Master and Trinad LP.

Each of the foregoing persons is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b):

The address of the principal business office of each Reporting Person is 620 N. Beverly Drive, Beverly Hills, CA 90210.

(d) and (e):

During the last five years, none of the Reporting Persons have nor, to the best of their knowledge, have any of the directors, executive officers, control persons, general partners or members of such Reporting Persons (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Since the date on which Amendment No. 11 to the Statement on Schedule 13D was filed, Trinad Master used its working capital to purchase shares of the Issuer’s Common Stock on the open market in the quantities and at the prices set forth in Exhibit B.

Trinad Master effected the transactions in the Issuer’s Common Stock primarily through a margin account maintained with Lazard Capital Market LLC, which extended margin credit to Trinad Master as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the firm’s credit policies. In such instances, the positions held in the margin account were pledged as collateral security for the repayment of debit balances in the account.

Item 4.	Purpose of Transaction

This Amendment is being filed to report the disposition of all of the shares of the Issuer’s Common Stock owned by the Reporting Persons.

The Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) As of the date hereof:

(i) Trinad Master is the beneficial owner of 0 shares of Common Stock, representing approximately 0.0% of the Common Stock of the Issuer.

(ii) Trinad LLC is the beneficial owner of 0 shares of Common Stock, either directly or in its capacity as the investment manager of Trinad Master, representing, in the aggregate, approximately 0.0% of the Common Stock of the Issuer.

(iii) Trinad LP and Trinad GP, as the general partner of Trinad LP, each is the beneficial owner of 0 shares of Common Stock, representing approximately 0.0% of the Common Stock of the Issuer.

(iv) Robert S. Ellin is the beneficial owner of 0 shares of Common Stock, either directly or indirectly in his capacity as the managing member of Trinad LLC and as portfolio manager for Trinad Master, representing, in the aggregate, approximately 0.0% of the Common Stock of the Issuer.

(b) Prior to July 9, 2012, Mr. Ellin had the sole power to vote and dispose of or to direct the voting and disposition of the shares of Common Stock that were directly or indirectly held by Trinad Master, Trinad LLC, Trinad LP and Trinad GP.

(c) Transactions effected in the Common Stock of the Issuer that have taken place since Amendment No. 11 are attached as Exhibit B.

(d) Except as described above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) As of April 4, 2012, each of Trinad Master, Trinad LLC, Trinad LP, Trinad GP and Mr. Ellin ceased to be the beneficial owners of more than 5% of the Issuer’s Common Stock. On July 9, 2012, the Reporting Persons ceased to own any shares of the Issuer’s Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

The following additional exhibits are filed: a Joint Filing Agreement, attached as Exhibit A.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 15, 2014

Trinad Capital Master Fund Ltd.

By:	/s/ Robert S. Ellin
Robert S. Ellin, Director

Trinad Management, LLC

By:	/s/ Robert S. Ellin
Robert S. Ellin, Managing Member

Trinad Capital LP

By:	Trinad Advisors II, LLC, its General Partner

By:	/s/ Robert S. Ellin
Robert S. Ellin, Director

Trinad Advisors II, LLC

By:	/s/ Robert S. Ellin
Robert S. Ellin, Managing Member

/s/ Robert S. Ellin
Robert S. Ellis

Exhibit A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Act”) by and among the parties listed below, each referenced to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Date: July 15, 2014

Trinad Capital Master Fund Ltd.

By:	/s/ Robert S. Ellin
Robert S. Ellin, Director

Trinad Management, LLC

By:	/s/ Robert S. Ellin
Robert S. Ellin, Managing Member

Trinad Capital LP

By:	Trinad Advisors II, LLC, its General Partner

By:	/s/ Robert S. Ellin
Robert S. Ellin, Director

Trinad Advisors II, LLC

By:	/s/ Robert S. Ellin
Robert S. Ellin, Managing Member

/s/ Robert S. Ellin
Robert S. Ellis

Exhibit B

Trinad Master’s transactions in the securities of the Issuer since Amendment No. 11.

Trade Date	Number of Shares Bought (Sold)	Price Per Share (Excluding Commission)
2/27/2012	(4,100)	1.5195
2/28/2012	(4,900)	1.49
3/20/2012	(6,700)	1.4281
3/22/2012	(19,232)	1.4083
3/28/2012	(1,700)	1.4276
3/29/2012	(61,169)	1.3399
3/30/2012	400	1.36
3/30/2012	(19,000)	1.315
4/2/2012	(11,666)	1.3265
4/3/2012	(12,700)	1.298
4/4/2012	300	1.29
4/4/2012	(17,800)	1.2796
4/5/2012	(70,000)	1.1961
4/9/2012	(12,221)	1.2599
4/10/2012	(14,357)	1.21
4/11/2012	(6,700)	1.203
4/12/2012	(23,563)	1.1979
4/13/2012	(5,000)	1.23
4/16/2012	(3,000)	1.20
4/17/2012	(4,000)	1.19
4/18/2012	(3,000)	1.20
4/19/2012	(8,100)	1.1911
4/20/2012	(5,000)	1.19
4/23/2012	(26,906)	1.1631
4/24/2012	(24,700)	1.1591
4/25/2012	(5,758)	1.178
4/26/2012	(11,842)	1.1506
4/27/2012	(36,400)	1.1502
4/30/2012	(27,300)	1.15
5/1/2012	(4,000)	1.18
5/3/2012	(24,000)	1.217
5/4/2012	(930)	1.2046
5/7/2012	(2,442)	1.18
5/15/2012	(23,700)	1.1549
5/16/2012	(25,300)	1.1241
5/17/2012	(5,000)	1.11
5/18/2012	(6,985)	1.10
5/21/2012	(6,500)	1.1092
5/22/2012	(2,100)	1.1371
5/23/2012	(89,844)	1.10
5/24/2012	(5,132)	1.10
5/30/2012	(3,256)	1.10
5/31/2012	(4,125)	1.10
6/5/2012	(30,000)	1.0407
6/21/2012	(400)	1.105
7/9/2012	(86)	1.05